

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2020

Frank Igwealor
Chief Executive Officer
Video River Networks, Inc.
370 Amapola Ave
Suite 200-A
Torrance, CA 90501

   Re: Video River Networks, Inc.
    Form S-1
    Filed December 21, 2020
    File No. 333-251539

Dear Mr. Igwealor:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Stacie Gorman at 202-551-3585 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction